SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                              Accord Networks, Ltd.
                                (Name of Issuer)

                    Common Stock, $.0005 par value per share
                         (Title of Class of Securities)


                                    M01690102
                                 (CUSIP Number)


                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [  ]  Rule 13d-1(b) [  ]  Rule 13d-1(c)    [X]  Rule 13d-1(d)

           *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  M01690102
           ---------



1.       Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

                  Gilde Investment Management BV

2.       Check the Appropriate Box if a Member of a Group


           (a)  [  ]               (b)  [  ]


3.       SEC Use Only


4.       Citizenship or Place of Organization

                  Netherlands

         Number of Shares Beneficially Owned by Each Reporting Person with:

5.       Sole Voting Power                                   --0--


6.       Shared Voting Power                                 --0--


7.       Sole Dispositive Power                              --0--


8.       Shared Dispositive Power                            --0--


9.       Aggregate Amount Beneficially Owned
          by Each Reporting Person                                         --0--


10.      Check box if the Aggregate Amount
          in Row (9) Excludes Certain Shares


11.      Percent of Class Represented by
          Amount in Row (9)                                                 0%


12.      Type of Reporting Person                            OO


CUSIP No.  M01690102
           ---------



1.       Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

                  Gilde IT Fund BV

2.       Check the Appropriate Box if a Member of a Group


           (a)  [  ]               (b)  [  ]


3.       SEC Use Only


4.       Citizenship or Place of Organization

                  Netherlands

         Number of Shares Beneficially Owned by Each Reporting Person with:

5.       Sole Voting Power                                   --0--


6.       Shared Voting Power                                 --0--


7.       Sole Dispositive Power                              --0--


8.       Shared Dispositive Power                            --0--


9.       Aggregate Amount Beneficially Owned
          by Each Reporting Person                                         --0--


10.      Check box if the Aggregate Amount
          in Row (9) Excludes Certain Shares


11.      Percent of Class Represented by
          Amount in Row (9)                                                 0%


12.      Type of Reporting Person                            OO

CUSIP No.  M01690102
           ---------



1.       Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

                  A.A. den Heijer

2.       Check the Appropriate Box if a Member of a Group


           (a)  [  ]               (b)  [  ]


3.       SEC Use Only


4.       Citizenship or Place of Organization

                  Netherlands

         Number of Shares Beneficially Owned by Each Reporting Person with:

5.       Sole Voting Power                                   --0--


6.       Shared Voting Power                                 --0--


7.       Sole Dispositive Power                              --0--


8.       Shared Dispositive Power                            --0--


9.       Aggregate Amount Beneficially Owned
          by Each Reporting Person                                         --0--


10.      Check box if the Aggregate Amount
          in Row (9) Excludes Certain Shares


11.      Percent of Class Represented by
          Amount in Row (9)                                                 0%


12.      Type of Reporting Person                            IN

CUSIP No.  M01690102
           ---------



1.       Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

                  B.T. Molenaar

2.       Check the Appropriate Box if a Member of a Group


           (a)  [  ]               (b)  [  ]


3.       SEC Use Only


4.       Citizenship or Place of Organization

                  Netherlands

         Number of Shares Beneficially Owned by Each Reporting Person with:

5.       Sole Voting Power                                   --0--


6.       Shared Voting Power                                 --0--


7.       Sole Dispositive Power                              --0--


8.       Shared Dispositive Power                            --0--


9.       Aggregate Amount Beneficially Owned
          by Each Reporting Person                                         --0--


10.      Check box if the Aggregate Amount
          in Row (9) Excludes Certain Shares


11.      Percent of Class Represented by
          Amount in Row (9)                                                 0%


12.      Type of Reporting Person                            IN


Item 1.

           (a)      Name of Issuer:

                  Accord Networks, Ltd.


           (b)      Address of Issuer's Principal Executive Offices:

                  94 Derech EM, Hamashavot, P.O. Box 3654, Petachtikva, Israel

Item 2.

           (a)      Name of Person Filing:

                    Gilde Investment Management BV, Gilde IT Fund BV, A.A. den Heijer and B.T. Molenaar.

                    Gilde Investment Management BV is the Managing Director of Gilde IT Fund BV. A.A. den Heijer and B.T. Molenaar are the Managing Directors of Gilde Investment Management BV.

           (b)      Address of Principal Business Office, or if None, Residence:

                    The address of the principal business office of each Gilde Investment Management BV, Gilde IT Fund BV, A.A. den Heijer and B.T. Molenaar is c/o Gilde Investment Management BV, Newtonlaan 91, P.O. Box 85067, 3508 AB Utrecht, The Netherlands

           (c)      Citizenship:

                    Gilde Investment Management BV and Gilde IT Fund BV are organized in the Netherlands and A.A. den Heijer and B.T. Molenaar are citizens of the Netherlands.

           (d)      Title of Class of Securities:

                  Common Stock, $.0005 par value per share

           (e)      CUSIP Number:

                  M01690102

Item 3. If this statement is filed pursuant to Rules 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)      [  ]   Broker or dealer registered under Section 15 of the Act.

(b)      [  ]   Bank as defined in Section 3(a)(6) of the Act.

(c)      [  ]   Insurance company as defined in Section 13(a)(19) of the Act.

(d)      [  ]   Investment company registered under Section 8 of the Investment
                Company Act of 1940.

(e)      [  ]   An investment adviser in accordance with Rule 240.13d-1(b)(1)
                (ii)(E);

(f)      [  ]   An employee benefit plan or endowment fund in accordance with
                Rule 240.13d-1(b)(1)(ii)(F);

(g)      [  ]   A parent holding company or control person in accordance with
                Rule 240.13d- 1(b)(1)(ii)(G);

(h)      [  ]   A savings association as defined in Section 3(b) of the Federal
                Deposit Insurance Act;

(i)      [  ]   A church plan that is excluded from the definition of an
                investment company under
                section 3(c)(14) of the Investment Company Act of 1940;

(j)      [  ]   Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

           If this statement is filed pursuant to Rule 240.13d-1(c), check this box [ ].

Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           (a)    Amount beneficially owned:

                  Gilde Investment Management BV -0-, Gilde IT Fund BV -0-, A.A. den Heijer -0-, B.T. Molenaar -0-

           (b)    Percent of class:

                  Gilde Investment Management BV - 0%, Gilde IT Fund BV - 0%, A.A. den Heijer - 0%, B.T. Molenaar - 0%

           (c)    Number of shares as to which such person has:


           (i)    Sole power to vote or direct the vote   --0--


           (ii)   Shared power to vote or to direct the vote

                  Gilde Investment Management BV -0-, Gilde IT Fund BV -0-, A.A. den Heijer -0-, B.T. Molenaar -0-


           (iii)  Sole power to dispose or to direct the disposition of    --0--


           (iv)   Shared power to dispose or to direct the disposition of

                  Gilde Investment Management BV -0-, Gilde IT Fund BV -0-, A.A. den Heijer -0-, B.T. Molenaar -0-


Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.    Identification and Classification of Members of the Group.

Not Applicable

Item 9.    Notice of Dissolution of Group.

Not Applicable

Item 10.   Certifications.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         Gilde Investment Management BV

                         By:/s/A.A. den Heijer
                            -------------------------
                            Name: A.A. den Heijer
                            Title: Managing Director

Item 10.   Certifications.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                Gilde IT Fund BV

                              By:/s/A.A. den Heijer
                                 --------------------------
                                 Name: A.A. den Heijer
                                 Title: Managing Director of Gilde Investment
                                 Management BV,
                                 the Managing Director of Gilde IT Fund BV

Item 10.   Certifications.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   By:/s/A.A. den Heijer
                                      --------------------------
                                      Name:A.A. den Heijer
                                      Dated:February 12, 2002

Item 10.   Certifications.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   By:/s/B.T. Molenaar
                                      --------------------------
                                      Name: B.T. Molenaar
                                      Dated:February 12, 2002

                                    Exhibit 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G attached hereto and any further amendments thereto. This Joint Filing Agreement shall be filed as an Exhibit to the Schedule 13G.



DATE: February 12, 2002                    /s/ A.A. den Heijer
                                           ----------------------------------
                                           Gilde Investment Management BV
                                           By:    A.A. den Heijer
                                           Title: Managing Director of Gilde
                                                  Investment Management BV


                                           /s/ A.A. den Heijer
                                           ----------------------------------
                                           Gilde IT Fund BV
                                           By:    A.A. den Heijer
                                           Title: Managing Director of Gilde
                                                  Investment Management BV, the
                                                  Manager of Gilde IT Fund BV


                                           /s/ A.A. den Heijer
                                           ----------------------------------
                                           By:    A.A. den Heijer
                                           Title: Managing Director of Gilde
                                                  Investment Management BV


                                           /s/ B.T. Molenaar
                                           ----------------------------------
                                           By:    B.T. Molenaar
                                           Title: Managing Director of
                                                  Gilde Investment Management BV